UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15
(Amendment No. 2)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-163064

USA REAL ESTATE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

1469 N. Caddy Ct.
Wichita, Kansas 67212
(316) 721-4415
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                    ☐
Rule 12g-4(a)(2)                    ☐
Rule 12h-3(b)(1)(i)                ☐
Rule 12h-3(b)(1)(ii)               ☐
Rule 15d-6                              ☒

Approximate number of holders of record as of the certification or notice date: 63

Pursuant to the requirements of the Securities Exchange Act of 1934, USA Real Estate Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

USA REAL ESTATE HOLDING COMAPNY a Delaware corporation

Dated: November 29, 2013	By:	/s/ Stephen R. Maddox
Stephen R. Maddox President, Principal Executive Officer and Chairman of the Board of Directors